UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)

National CineMedia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

635309107

(CUSIP Number)

Michael D. Cavalier

Executive Vice President, General Counsel and Secretary

Cinemark Holdings, Inc.

3900 Dallas Parkway

Plano, Texas 75093

(972) 665-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 13, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309107

1	Names of Reporting Persons Cinemark Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 43,690,797 shares
	8	Shared Voting Power -0- shares
	9	Sole Dispositive Power 43,690,797 shares
	10	Shared Dispositive Power -0- shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,690,797 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row 34.85%
14	Type of Reporting Person (See Instructions) HC

EXPLANATORY NOTE

This Amendment No. 12 (“Amendment No. 12”) amends the Schedule 13D first filed on March 28, 2011, and as amended subsequently (the “Schedule 13D”), by Cinemark Holdings, Inc. (the “Reporting Person”) with respect to the common stock, par value $0.01 per share of the Issuer (the “Common Stock”). This Amendment No. 12 reflects changes to Items 3, 4 and 5 of the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have their respective meanings under the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On April 13, 2022, pursuant to the Common Unit Adjustment Agreement, the Reporting Person received, through its wholly-owned subsidiary, Cinemark USA, Inc. and its wholly-owned subsidiary Cinemark Media, Inc., 529,247 newly issued NCM Units in accordance with the 2021 Annual Adjustment.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Person acquired the NCM Units referred to in Item 3 of this Amendment No. 12, in accordance with the 2021 Annual Adjustment, for investment purposes pursuant to the terms of the Common Unit Adjustment Agreement.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) Including the NCM Units referred to in this Amendment No. 12, the Reporting Person, through its wholly-owned subsidiary, Cinemark USA, Inc. and its wholly-owned subsidiary Cinemark Media, Inc., currently may be deemed to beneficially own 43,690,797 shares of Common Stock. Cinemark’s beneficial ownership of 43,690,797 shares of Common Stock equals approximately 34.85% of the Issuer’s issued and outstanding shares of Common Stock on an as-converted basis as of the filing date based upon 81,665,544 shares of NCM common stock issued and outstanding as of the date of this report.

Neither the filing of this Amendment No. 12 nor any of its contents shall be deemed to constitute an admission that any executive officer or director of the Reporting Person or any of its subsidiaries listed on Schedule A hereto, is the beneficial owner of the Common Stock subject of this Amendment No. 12 for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Schedule A

Directors and Executive Officers

The name, principal occupation and business address of each director and executive officer of the Reporting Person are set forth below. All of the persons listed below are citizens of the United States of America, unless otherwise indicated.

Name	Business Address	Present Principal Occupation and Position(s) with Reporting Person
Lee Roy Mitchell	3900 Dallas Parkway Plano, TX 75093	Executive Chairman of the Board
Darcy M. Antonellis	3900 W. Alameda Ave., Suite 1700 Burbank, CA 91505	Director of Reporting Person
Benjamin D. Chereskin	401 N. Michigan Ave., Suite 530 Chicago, IL 60611	President, Profile Capital Management LLC Director of Reporting Person
Nancy S. Loewe	220 Occidental Ave S Seattle, WA 98104	CFO—Weyerhaueser Company Director of Reporting Person
Steven P. Rosenberg	12036 Arbargee Circle Dallas, TX 75230	Manager, SPR Ventures, Inc. Director of Reporting Person
Enrique F. Senior	711 Fifth Avenue New York, NY 10022	Managing Director, Allen & Co. LLC Director of Reporting Person
Carlos M. Sepulveda	12700 Park Central Drive, Suite 1700 Dallas, TX 75251	Chairman of the Board, Triumph Bancorp, Inc. Director of Reporting Person
Raymond W. Syufy	150 Pelican Way San Rafael, CA 94901	CEO, Syufy Enterprises Director of Reporting Person
Nina Vaca	5501 Lyndon B. Johnson Freeway, Suite 600, Dallas, TX 75240	Chairman & CEO, Pinnacle Group Director of Reporting Person
Mark Zoradi	2941 Olney Place Burbank, CA 91504	Director of Reporting Person
Sean Gamble	3900 Dallas Parkway Plano, TX 75093	President and CEO Director of Reporting Person
Melissa Thomas	3900 Dallas Parkway Plano, TX 75093	Chief Financial Officer
Valmir Fernandes	3900 Dallas Parkway Plano, TX 75093	President—Cinemark International, L.L.C • Citizen of Brazil
Michael Cavalier	3900 Dallas Parkway Plano, TX 75093	Executive Vice President – General Counsel and Business Affairs; Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2022	CINEMARK HOLDINGS, INC

	By:	/s/ Michael D. Cavalier
	Name:	Michael D. Cavalier
	Title:	Executive Vice President - General Counsel and Business Affairs and Secretary